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                             FOR IMMEDIATE RELEASE



Contacts:
Patti J. McAtee
Director, Corporate Communications
(402) 341-4500

Joele Frank
Abernathy MacGregor Group Inc.
(212) 371-5999

                     CALENERGY SENDS LETTER TO NYSEG BOARD

         New York, New York, July 24, 1997, CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE AND LSE symbol: CE) announced today that David L. Sokol, Chairman and Chief Executive Officer of CalEnergy, sent the following letter to the Board of Directors of NYSEG:

         "July 24, 1997

         Board of Directors
         New York State Electric & Gas Corporation
         c/o Mr. Wesley W. von Schack
         Chairman, President and
         Chief Executive Officer
         4500 Vestal Parkway East
         Binghamton, NY  13902-3607
         Fax: 607-729-3318

         Dear Members of the Board of Directors of New York State Electric & Gas Corporation:

                  I am writing in advance of your upcoming board meeting to reiterate the benefits of CalEnergy Company, Inc.'s ("CalEnergy") merger proposal to New York State Electric & Gas Corporation ("NYSEG"), which was set out in a letter to Mr. von Schack on July 15, 1997. I regret not having been provided the opportunity to meet with Board members personally as part of your deliberations to date. However, I would welcome an invitation to meet with the Board and I am ready to travel to Binghamton to do so immediately and to answer any questions Board members may have regarding CalEnergy or our merger proposal in order that you may fully inform yourselves in developing your recommendation to shareholders.

                  Although it can hardly replace a face to face discussion, where important issues can be explored in the depth they deserve, I offer the following overview of some of the many significant benefits which our proposed combination of CalEnergy and NYSEG offers to all of NYSEG's


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         constituencies: shareholders, customers, employees and local communities.

         Shareholders. We believe our proposal is financially compelling to NYSEG shareholders. Our $27.50 per share merger proposal represents a 31.74% premium above the NYSEG $20 7/8 per share NYSE closing price on June 30, 1997 (the day immediately preceding the day on which we first commenced our open market purchases of NYSEG Common Stock). Since we announced our tender offer for 9.9% of NYSEG's Common Stock, a number of NYSEG's large shareholders have contacted us to express support for our initiative and to state their preference for an active dialogue between the two companies. Our cash offer allows shareholders to realize a full and fair price for their shares notwithstanding the significant uncertainties facing NYSEG and its business today. We reiterate that we remain willing to consider alternative forms of consideration (such as CalEnergy Common Stock) in the context of a negotiated transaction if the Board believes that would be attractive to NYSEG shareholders.

         Customers. We have met with a variety of key groups in the regulatory process since we announced our offer, including representatives of the Governor's office, the New York legislature, the New York Public Service Commission, the Federal Energy Regulatory Commission, members of the New York Congressional delegation, consumer groups and several of NYSEG's large industrial customers. These meetings have been very constructive and encouraging. As a result, we are more than ever committed to working with each of these parties to speed the transition to competition in the New York energy market, and to provide meaningful rate reductions for all NYSEG's customer classes. We would, of course, much prefer to approach these parties together with NYSEG's management in the context of a consensual transaction.

         Employees. We intend to build on, and add to, NYSEG's strengths. As with our acquisition of Northern Electric plc last year, existing NYSEG employees and management will continue to operate NYSEG as a distinct operating unit of CalEnergy. As we are not a U.S. utility, we have no duplicate functions that would need to be rationalized as a result of our merger. We recognize, as you have, that with deregulation of the New York energy market, the pressure to compete and lower costs will inevitably result in a changing work environment for employees. However, we would intend to harness our combined skills to aggressively expand NYSEG's business in a competitive environment. CalEnergy is a growth company that has increased the number of its employees tenfold over the last five years. We will incorporate CalEnergy in New York as part of this transaction and will retain NYSEG's existing corporate headquarters and will use NYSEG as a base to build and


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         expand a substantial regional energy business as competition unfolds.
         The benefits to NYSEG's employees of being part of a growth company should be clear, but once again we would welcome the opportunity to discuss our vision for the merged companies in person.

         Local Communities. CalEnergy is a dependable business partner, committed to making positive contributions in the communities we serve. We actively support numerous local community charities and the arts, and are active in educational organizations, community safety programs and local environmental activities. Consistent with our policy of good corporate citizenship, we look forward to continuing these practices in New York State.

                  We have evidenced our commitment to NYSEG's shareholders and other constituencies in this transaction by commencing our cash tender for 9.9% of NYSEG's common stock, an investment of $160 million. However, as we have previously stated, our strong preference is to negotiate on a consensual basis to reach agreement on our merger proposal. We are prepared to commit all necessary resources to work with you in promptly completing this transaction, and hope that you are willing to commence the discussions which many of your large shareholders clearly favor. We certainly hope that you would prefer to have your management and advisers meet with us rather than waste shareholder funds engaging in unproductive defensive actions and in further escalating the public rhetoric attacking our proposal that unfortunately has been initiated even before the Board has completed its deliberations. However, if you decide not to enter into discussions with us, we reiterate our view and the view of a number of your large shareholders, that the Board ought to permit NYSEG's shareholders to freely decide for themselves on the merits of our 32% premium cash offer rather than taking any action which would hinder the shareholders' ability to express their views.

                  I look forward to having the opportunity to meet with the Board to discuss our merger proposal.

         Sincerely,

         /s/David L. Sokol
         Chairman and Chief Executive Officer
         CalEnergy Company, Inc.
         CE Electric (NY), Inc.

                  CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 19 generating facilities and also supplies and distributes electricity to 1.5 million customers.


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